UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-00566

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Greif 401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Greif, Inc.

425 Winter Road

Delaware, Ohio 43015

REQUIRED INFORMATION

The following financial statements for the Greif 401(k) Retirement Plan are being filed herewith:

Description	Page No.

Financial Statements:

As of December 31, 2014 and 2013 and the year ended December 31, 2014

Reports of Independent Registered Public Accounting Firms	Page 2

Statements of Net Assets Available for Benefits	Page 4

Statement of Changes in Net Assets Available for Benefits	Page 5

Notes to Financial Statements	Page 6

Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)	Page 19

The following exhibits are being filed herewith:

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Greif 401(k) Retirement Plan

Delaware, Ohio

We have audited the accompanying statement of net assets available for benefits of the Greif 401(k) Retirement Plan (the “Plan”) as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2014, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Columbus, Ohio

June 29, 2015

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Greif 401(k) Retirement Plan

We have audited the accompanying statement of net assets available for benefits of the Greif 401(k) Retirement Plan as of December 31, 2013. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Greif 401(k) Retirement Plan at December 31, 2013 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Columbus, Ohio

June 26, 2014

Greif 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
Assets:
Investments, at fair value:
Money market fund	$439,700	$392,644
Mutual funds	190,869,203	183,038,625
Common collective funds	41,352,490	40,333,812
Common stocks	7,814,109	9,476,749

Total investments	240,475,502	233,241,830
Receivables:
Participant notes receivable	8,053,837	6,994,398
Participant contributions receivable	340,163	402,175
Employer contributions receivable	201,051	221,690
Accrued income and unsettled trades	68,920	191,795

Total receivables	8,663,971	7,810,058

Net assets available for benefits, at fair value	249,139,473	241,051,888

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(510,352)	(320,110)

Net assets available for benefits	$248,629,121	$240,731,778

See accompanying notes.

Greif 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2014

Additions:
Participant contributions	$12,172,155
Employer contributions	9,807,975
Rollover contributions	932,662

Total contributions	22,912,792
Interest income on participant notes receivable	326,776
Investment income:
Net appreciation in fair value of investments (Note 3)	7,094,952
Dividend income	6,957,186

Total additions	37,291,706
Deductions:
Benefits paid to participants	(26,654,022)
Administrative fees	(331,522)

Total deductions	(26,985,544)
Total transfers out of Plan	(2,408,819)

Net increase in net assets	7,897,343

Net assets available for benefits, beginning of year	240,731,778

Net assets available for benefits, end of year	$248,629,121

See accompanying notes.

Greif 401(k) Retirement Plan

Notes to Financial Statements

1. Description of the Plan

The following description of the Greif 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document and summary plan description for more complete information.

General

The Plan is a defined contribution plan covering all employees at adopting locations of Greif Packaging LLC (the “Sponsor”), a wholly-owned subsidiary of Greif, Inc., and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was adopted by the Sponsor to provide eligible employees with special incentives for retirement savings. Eligible employees participate as soon as administratively feasible following their date of hire and upon attaining the age of 18.

Greif Packaging LLC is both the Sponsor and Administrator and is responsible for keeping accurate and complete records with regard to the Plan, informing participants of changes or amendments to the Plan, and ensuring that the Plan conforms to applicable laws and regulations. Wells Fargo (the “Trustee”) maintains the Plan assets.

Participant Contributions

Participants may contribute up to 100% of their annual compensation, not to exceed the deferral limit as established annually by the Internal Revenue Code, into a choice of investment options. In no event shall the amount contributed for any plan year exceed the amount allowable in computing the participant’s federal income tax exclusion for that plan year. As soon as eligibility criteria are satisfied, participants are automatically enrolled with payroll deductions of 3%. Subsequent to this, the participant can change their deferral election. Until participants make an investment selection, all of their contributions are invested in a target fund investment option that corresponds to the participant’s projected retirement date, which is based on the participant’s current age and a retirement age of 65. Once the participant makes an investment election, participant contributions are allocated as the participant directs.

Greif 401(k) Retirement Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Employer Contributions

At its discretion, the Sponsor may make matching and/or profit sharing contributions as set forth in the Plan document. Additionally, the Sponsor contributes 3% of compensation earned for all participants not eligible to participate in the Greif Pension Plan. Certain employer matching contributions are paid pursuant to collective bargaining agreements. The Sponsor’s contributions are allocated to investments in the same manner as that of the participant’s elective contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and the Sponsor’s matching contributions and allocations of plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on the participant’s account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants have full and immediate vesting in all participant contributions and related income credited to their accounts. Employer contributions and actual earnings thereon vest ratably over a five-year period unless otherwise provided by collective bargaining agreements.

Forfeitures

Upon termination of employment, participants forfeit their nonvested balances. If a participant is rehired within a five year period, the forfeited contributions are reinstated. Forfeited balances of terminated participant’s nonvested accounts are used to reduce the administrative expenses of the Plan or future employer contributions. Unallocated forfeitures balances as of December 31, 2014 and 2013 were approximately $189,000 and $64,000, respectively. Forfeitures used to reduce employer contributions in 2014 were approximately $205,000.

Greif 401(k) Retirement Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Notes Receivable from Participants

Participants may borrow from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1–5 years or up to 15 years for the purchase of a primary residence. The $50,000 limit is reduced by the participant’s highest outstanding loan balance during the preceding 12-month period. A reasonable interest rate will be determined for each loan by the Plan Administrator and is commensurate with prevailing rates at the issuance of loans. As of December 31, 2014, participant loans have maturities though 2030 of interest rates ranging from 4.25 percent to 9.25 percent.

Payment of Benefits

Withdrawals under the Plan are allowed for termination of employment, hardship (as defined by the Plan document), retirement, or the attainment of age 59 1⁄2. Distributions may also be made to the participant in the event of physical or mental disability or to a named beneficiary in the event of the participant’s death. Distributions are made in a lump sum payment or by installment payments at the participant’s election.

Employer Stock Fund

Participants can elect to invest in the employer stock fund consisting of Greif, Inc. Class A Common Stock. The fund may also hold cash or cash equivalents as necessary to satisfy the obligations of the fund. Shares of Greif, Inc. Class A Common Stock held by the Plan are included in Common stocks on the Statements of Net Assets Available for Benefits.

Administrative Expenses

To the extent not covered by Plan forfeitures, Plan participants pay administrative expenses of the Plan through revenue sharing arrangements between the Plan’s investment funds and the Plan’s trustee.

Plan participant’s accounts are charged on a per-participant basis for additional recordkeeping, investment advisory, and audit fees.

Plan Termination

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Greif 401(k) Retirement Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Plan Transfers

During 2014, there was $2,058,875 of transfers into the Plan due to an acquisition made by Greif Packaging LLC during the year. During 2014, there was $4,467,694 of transfers out of the Plan due to divestitures of certain subsidiaries of Greif Packaging LLC during the year.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Payment of Benefits

Benefits are recorded upon distribution to participants.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan’s management, investment managers, and trustees to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Greif 401(k) Retirement Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements. Shares of mutual funds are valued based on quoted market prices which represent the net asset value of shares held by the Plan at year-end. Shares of Greif, Inc. Class A common stock are valued based on quoted market prices which represent the value of shares held by the Plan at year-end. The fair value of the participation units in common collective funds are based on quoted redemption values on the last business day of the Plan’s year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendment also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2015. The Sponsor is expected to adopt this guidance beginning January 1, 2016, and has not yet determined the potential impact on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Greif 401(k) Retirement Plan

Notes to Financial Statements (continued)

3. Investments

Individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31
	2014	2013
Wells Fargo Stable Return Fund N*	$36,453,728	$40,013,702
Vanguard Target Retirement 2020	23,849,980	22,459,098
Vangaurd Target Retirement 2030	19,977,725	18,163,624
Dodge and Cox Stock Fund	19,811,799	18,546,477
PIMCO Total Return Fund (Inst)	19,405,943	20,161,418
Vanguard Institutional Index I	16,485,928	15,563,402
T. Rowe Price Mid-Cap Growth Fund	14,784,278	13,941,198
Vanguard Retirement 2040	14,053,163	12,397,661
MainStay Large Cap Growth I **	12,748,356	11,677,378

*	The contract value of the Wells Fargo Stable Value Fund N (the “Stable Return Fund”) is disclosed in the table above. The fair value of the Plan’s investment in the Stable Return Fund was $36,964,080 and $40,333,812 at December 31, 2014 and 2013, respectively. The Stable Return Fund was 100% invested in the Wells Fargo Stable Return Fund G. The Stable Return Fund is a party-in-interest.
**	Amount in 2013 does not exceed 5% of the Plan’s net assets at the specified date. Shown only for comparative purposes.

Greif 401(k) Retirement Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The Stable Return Fund is a common collective trust that is fully invested in Wells Fargo Stable Return Fund G, which is fully invested in contracts deemed to be fully benefit-responsive. The Stable Return Fund is recorded at fair value (see Note 4); however, since the contract is fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. As the Stable Return Fund does not invest directly in fully benefit-responsive contracts, (only indirectly through its investment in the Wells Fargo Stable Return Fund G) the disclosure requirements for stable value investment funds are not required to be included in the financial statements.

The Plan invests in the TS&W Mid Cap Value common collective trust. The fund invests in mid cap equity securities and short term investment funds.

During 2014, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated/(depreciated) in fair value as follows:

Net Realized and Unrealized Appreciation/ (Depreciation) in Fair Value of Investments
Mutual funds	$6,705,698
Common collective funds	970,588
Common stock	(581,334)

$7,094,952

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Greif 401(k) Retirement Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

•	Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

•	Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in markets that are not active

•	Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

•	Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

As described in ASC 962, Plan Accounting – Defined Contribution Pension Plans (ASC 962) investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment

Greif 401(k) Retirement Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

contracts through a common collective trust (Wells Fargo Stable Return Fund N at December 31, 2014 and 2013.) As required by ASC 962, the statements of net assets available for benefits present the fair value of the investment contracts and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the investment contracts is based on information reported by the issuer of the common collective trust at year-end. The contract value of the investment contracts represents contributions plus earnings, less participant withdrawals, and administrative expenses.

The following is a description of the valuation methodologies used for investments measured at fair value. The inputs or methodology to value securities are not necessarily an indication of risk associated with investing in those securities, and there have been no changes in the methodologies used at December 31, 2014 and 2013.

Common stocks are valued at the closing price reported in the active market on which the individual securities are traded.

Mutual funds are valued at the daily closing price as reported by the fund.

Common collective funds are measured at net asset value, exclusive of the adjustment to contract value. The net asset value as provided by the trustee is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. The use of net asset value is deemed appropriate as the collective funds do not have a finite life, unfunded commitments or significant restrictions on redemptions.

The preceding methods described may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Greif 401(k) Retirement Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of December 31, 2014 and 2013, respectively.

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Equity Securities	$164,433,826	$—	$—	$164,433,826
Fixed Income	26,435,377	—	—	26,435,377

Total Mutual Funds	190,869,203	—	—	190,869,203
Common collective funds	—	41,352,490	—	41,352,490
Money market fund (a)	—	439,700	—	439,700
Common stocks	7,814,109	—	—	7,814,109

Total assets at fair value	$198,683,312	$41,792,190	$—	$240,475,502

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Equity Securities	$155,445,761	—	—	$155,445,761
Fixed Income	27,592,864	—	—	27,592,864

Total Mutual Funds	183,038,625	—	—	183,038,625
Common collective funds	—	40,333,812	—	40,333,812
Money market fund (a)	—	392,644	—	392,644
Common stocks	9,476,749	—	—	9,476,749

Total assets at fair value	$192,515,374	$40,726,456	—	$233,241,830

(a)	The Fund invests in a portfolio of high-quality, short-term debt securities issued by governments, corporations, banks, and other financial institutions. All of the Fund’s investments were valued using Level 2 inputs since the primary inputs include the credit quality of the issuer and short-term interest rates (both of which are observable) in addition to the use of amortized cost.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Greif 401(k) Retirement Plan

Notes to Financial Statements (continued)

6. Party-in-Interest Transactions

The Plan holds units of a common collective trust fund and a money market fund managed by the Trustee. The Plan also invests in the common stock of Greif, Inc. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. As of December 31, 2014 and 2013, the Plan owned 165,448 and 180,854 shares of the Greif, Inc.’s Class A Common Stock with a fair value of $7,814,109 and $9,476,749, respectively. As of December 31, 2014 and 2013, the cost basis of Greif, Inc.’s Class A Common Stock was $7,344,918 and $7,940,268, respectively. Dividends received from Greif, Inc. were $283,504 for the year ended December 31, 2014.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 26, 2013, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

Greif 401(k) Retirement Plan

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of amounts per the financial statements at December 31, 2014 and 2013, to the Form 5500:

	December 31
	2014	2013
Net assets available for benefits per the financial statements	$248,629,121	$240,731,778
Less: Participant contributions receivable	340,163	402,175
Less: Employer contributions receivable	201,051	221,690

Net assets available for benefits per the Form 5500	$248,087,907	$240,107,913

The following is a reconciliation of employer contributions per the financial statements for the year ended December 31, 2014, to the Form 5500:

Employer contributions per the financial statements	$9,807,975
Less: Employer contributions receivable at December 31, 2014	(201,051)
Plus: Employer contributions receivable at December 31, 2013	221,690

Employer contributions per the Form 5500	$9,828,614

The following is a reconciliation of participant contributions per the financial statements for the year ended December 31, 2014, to the Form 5500:

Participant contributions per the financial statements	$12,172,155
Less: Participant contributions receivable at December 31, 2014	(340,163)
Plus: Participant contributions receivable at December 31, 2013	402,175

Participant contributions per the Form 5500	$12,234,167

Supplemental Schedule

Greif 401(k) Retirement Plan

Employer ID No: 436-3268123 Plan No: 001

Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2014

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Wells Fargo Advantage Heritage Money Market	Money Market	$439,700
	Equity Securities Mutual Funds
	Vanguard Target Retirement 2020	Mutual Funds	23,849,980
	Vanguard Target Retirement 2030	Mutual Funds	19,977,725
	Dodge & Cox Stock Fund	Mutual Funds	19,811,799
	Vanguard Institutional Index I	Mutual Funds	16,485,928
	T. Rowe Price Mid-Cap Growth Fund	Mutual Funds	14,784,278
	Vanguard Target Retirement 2040	Mutual Funds	14,053,163
	MainStay Large Cap Growth I	Mutual Funds	12,748,356
	American Funds EuroPacific Growth	Mutual Funds	10,528,319
	Vanguard Target Retirement 2050	Mutual Funds	7,023,204
	DFA U.S. Targeted Value I	Mutual Funds	6,365,991
	Vanguard Target Retirement 2025	Mutual Funds	5,405,344
	Vanguard Small Cap Growth Ind Admiral S	Mutual Funds	4,678,776
	Vanguard Target Retirement 2015	Mutual Funds	4,083,187
	Vanguard Target Retirement 2035	Mutual Funds	3,100,673
	Vanguard Target Retirement 2045	Mutual Funds	894,865
	Parametric Emerging Markets Fund Inst. C	Mutual Funds	436,029
	Vanguard Target Retirement 2055	Mutual Funds	206,209

			164,433,826
	Fixed Income Mutual Funds
	PIMCO Total Return Fund (Inst)	Mutual Funds	19,405,943
	Vanguard Target Retirement 2010	Mutual Funds	4,164,709
	Vanguard Target Retirement Income	Mutual Funds	2,248,002
	PIMCO Real Return/Institutional	Mutual Funds	616,723

			26,435,377
	Common/Collective Fixed Income Funds
*	Wells Fargo Stable Return Fund N	Common Collective Funds	36,964,080
	TS&W Collective/MID CAP Value TR	Common Collective Funds	4,388,410

			41,352,490
	Common Stock
*	Greif, Inc. Class A Common Stock	Common Stock	7,814,109
	Loans to Participants
*	Participant notes receivable	Interest rates of 4.25% to 9.25% at various due dates	8,053,837

			$248,529,339

Note: Column (d) is not applicable for participant-directed investments

*	Indicates parties-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GREIF 401(k) RETIREMENT PLAN

Date: June 29, 2015	By:	/s/ Karen Lane
		Printed Name:	Karen Lane
Title: Plan Administrator